

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 13, 2016

J. Douglas Williams
Chief Executive Officer
Cotiviti Holdings, Inc.
115 Perimiter Center Place, Suite 700
Atlanta, Georgia 30346

> **Re:** **Cotiviti Holdings, Inc.**
> **Supplemental Response to Registration Statement on Form S-1**
> **Submitted May 11, 2016**
> **File No. 333-211022**

Dear Mr. Williams:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Special Cash Dividend, page 8

1. We note that you intend to lower the exercise price of the outstanding stock options to preserve their intrinsic value. Please disclose the newly adjusted exercise price of the options once it has been determined.

Footnote (1), page 15

2. Please disclose the decrease in interest expense as a result of the application of the net proceeds to be received in the offering for the three months ended March 31, 2016 and 2015.

If you purchase shares of common stock sold in this offering…, page 49

3. The amount of immediate and substantial dilution per share of common stock disclosed in the last sentence differs from the amount disclosed in "Dilution" on page 58. Please revise.

Capitalization, page 57

4. Please tell us how you arrived at pro forma cash and cash equivalents. In addition, please tell us your consideration of disclosing the pro forma adjustments in a footnote to the table.

5. We are reissuing comment 1 from our May 11, 2016 letter. Total actual debt presented in the table should be consistent with the amount of long-term, including the current portion, reported in the consolidated balance sheets. Please revise.

Dilution, page 58

6. Please tell us how you calculated pro forma net tangible book value as of March 31, 2016 and pro forma as adjusted net tangible book value after the offering.

7. Please tell us how you computed total consideration paid by existing stockholders.

Consolidated Balance Sheets, page F-2

8. We note you intend to declare and pay a special cash dividend of $150 million prior to the consummation of the offering. Please revise to include a pro forma balance sheet alongside your latest historical balance sheet reflecting the distribution accrual but not giving effect to the offering proceeds. Additionally, please include pro forma earnings per share for the latest year and interim period within your historical financial statements to the extent that the distribution exceeds the current year's earnings. Please refer to ASC 855-10-S99-1, SAB Topic 1.B.3.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products